     As filed with the Securities and Exchange Commission on March 10, 1997
                                                      Registration No. 333-00403


--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ------------------



                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-8
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933



                             ------------------


                            URANIUM RESOURCES, INC.
             (Exact name of registrant as specified in its charter)


               DELAWARE                                75-2212772
     (State or other jurisdiction                   (I.R.S. Employer
  of incorporation or organization)              Identification Number)


               12750 MERIT DRIVE, SUITE 1020, DALLAS, TEXAS 75251
               (Address of Principal Executive Offices)(Zip Code)


                             ------------------


                            URANIUM RESOURCES, INC.
               AMENDED AND RESTATED EMPLOYEES' STOCK OPTION PLAN
                            (Full title of the plan)


                             ------------------



                                PAUL K. WILLMOTT
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                            URANIUM RESOURCES, INC.
                         12750 MERIT DRIVE, SUITE 1020
                              DALLAS, TEXAS 75251
                           TELEPHONE:  (972) 387-7777
(Name, address, including zip code, and telephone number, including area code, of agent for service)



                                    COPY TO:



      ALFRED C. CHIDESTER                                THOMAS H. EHRLICH
     BAKER & HOSTETLER LLP                            URANIUM RESOURCES, INC.
303 EAST 17TH AVENUE, SUITE 1100                   12750 MERIT DRIVE, SUITE 1020
     DENVER, COLORADO 80203                            DALLAS, TEXAS  75251
         (303) 764-4091                                   (972) 387-7777

PROSPECTUS

                                 453,945 SHARES

                             URANIUM RESOURCES, INC.

                                  COMMON STOCK


                            -------------------------


       Uranium Resources, Inc., a Delaware corporation (the "Company"), is registering for possible future resale, from time to time, by the holders thereof (the "Selling Stockholders") who are affiliates of the Company, 453,945 shares (the "Shares") of the Company's common stock, par value $0.001 per share (the "Common Stock"). See "Selling Stockholders." The shares to be offered are those acquired or to be acquired by the Selling Stockholders upon the exercise of options (the "Options") granted to the Selling Stockholders under the Company's Amended and Restated Employees' Stock Option Plan (the "Plan"). The Company has agreed to pay all fees and expenses incurred by the Company incident to such registration. It is estimated that the fees and expenses of the Company in connection with the offering of the Securities will be approximately $6,400. The Company will not receive any proceeds from the sale of the Shares.


       The Common Stock is traded on the National Market of the National Association of Securities Dealers, Inc. Automated Quotation System ("the Nasdaq National Market") under the symbol "URIX." On February 27, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $7.25 per share.


       SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE SHARES.


                            -------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.


                            -------------------------


       The Selling Stockholders may offer the Shares offered hereby from time to time to purchasers directly or through agents, brokers or dealers. Such Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. The agents, brokers or dealers through whom sales are made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any amounts received by them in exchange for their services in connection with such sales may be deemed to be underwriting commissions. See "Plan of Distribution."


                            -------------------------



                                  March 10, 1997

       No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the Shares offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor the sale of or offer to sell the Shares offered hereby shall, under any circumstances, create an implication that there has been no change in the information contained herein or the affairs of the Company since the date hereof.

                             AVAILABLE INFORMATION

       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is traded on the Nasdaq National Market. The foregoing materials can also be inspected at the National Association of Securities Dealers, Inc., 1735 K. Street, N.W., Washington, D.C. 20006.

       The Company has also filed with the Commission a Registration Statement on Form S-8 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, copies of which may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.

       In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company is such a filer. The Commission's web site address is (http://www.sec.gov).

                    INCORPORATION OF DOCUMENTS BY REFERENCE

       The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference into this Prospectus:

              (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, including the Company's Form 10-K/A dated May 21, 1996.

              (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.


              (c) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.



              (d)    The Company's Form 8-K dated August 1, 1996.



              (e) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996, including the Company's Form 10-Q/A-1 dated December 13, 1996 including the Company's Form 10-Q/A-2 dated February 25, 1997.



              (f)    The Company's Form 8-K dated December 13, 1996.



              (g) The description of the Company's Common Stock contained in the Company's registration statement on Form 8-A (Registration No. 0-17171), as amended, filed with the Commission under the Exchange Act.



       All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



       The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Thomas H. Ehrlich, Vice President and Chief Financial Officer, Uranium Resources, Inc., at the Company's principal executive offices located at 12750 Merit Drive, Suite #1020, Dallas, Texas 75251. Telephone requests may be directed to Mr. Ehrlich at (972) 387-7777.

                                  RISK FACTORS


       Except for historical information contained in this Prospectus, the matters discussed herein contain forward-looking statements, including management's expectations regarding the Company's reserve base, timing of receipt of mining permits, production capacity of mining operations planned for properties in South Texas and New Mexico and planned dates for commencement of production at such properties. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from management's expectations. Key factors impacting current and future operations of the Company include the factors discussed below.



       Prospective investors should consider carefully the following factors in addition to the other information contained in this Prospectus before making an investment in the Common Stock offered hereby.


CONTINUING SIGNIFICANT CAPITAL REQUIREMENTS


       An ISL mining operation requires a substantial amount of capital prior to the commencement of, and in connection with, production of uranium, including costs related to acquiring the rights to mine uranium, securing regulatory permits and licenses, exploration and definitional drilling to determine the underground configuration of the ore body, designing and constructing the uranium processing plant, drilling and developing in order to establish the infrastructure for the production wells for each wellfield and complying with financial surety requirements established by various regulatory agencies regarding the future restoration and reclamation activities for each property.



       Capital expenditures for the Company's two producing properties from October 1, 1996 through the end of 1997 are expected to be $13.3 million and $3.6 million during 1998. Capital expenditures (excluding bonding requirements) for the Company's development properties in South Texas are expected to be $7.3 million from October 1, 1996 through the end of 1997 and $10.2 million during 1998. Capital costs (excluding bonding requirements) for the Company's Churchrock property in New Mexico are expected to be $12.5 million from October 1, 1996 through the end of 1997 and $7.3 million during 1998. The Company expects to fund some of these capital requirements from cash flow from operations and the proceeds of the sale of 2,000,000 shares of common stock in December 1996. However, the majority of the capital requirements at these projects for 1997 and 1998 will require additional sources of capital. There can be no assurance that the Company will raise sufficient capital to fund these capital requirements.

POTENTIAL ADVERSE EFFECT OF FEDERAL AND STATE REGULATIONS



       The development and production of uranium is subject to extensive governmental regulations that materially affect the economics of the Company's operations and the timing of project development. To produce uranium, the Company must secure and maintain multiple permits, obtain adequate water rights and comply with extensive federal, state and potential tribal regulations for environmental protection, including regulations relating to air and water quality, the prevention of groundwater contamination, the reclamation and restoration of wellfield aquifers and the treatment, transportation and disposal of liquid and/or byproduct material and solid wastes generated by the Company's uranium mining and processing activities. To date, the Company's operations have not been materially and adversely affected by the inability to obtain or maintain required permits or water rights, or by any groundwater contamination or the disposal of waste or byproduct material. However, should the Company be unable to obtain or maintain permits or water rights for development of its properties or otherwise fail to adequately handle future environmental issues, the Company's operations could be materially and adversely affected by expenditures or delays in the Company's ability to initiate or continue production at its properties.



       The Company must obtain all necessary permits from the appropriate governmental agency before it can commence production at any of its development properties. The Company's future production is highly dependent on its ability to bring these development properties into production. Applications for permitting of certain of these properties have been filed. There can be no assurances that all the necessary permits will be obtained or that such permits will be obtained in a timely manner. Any significant delays in obtaining the necessary permits could have a material adverse effect upon the Company and its developmental plans for these properties.



       The Company has expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and anticipates that it will be required to continue to do so in the future. Although the Company believes its producing properties comply in all material respects with all relevant permits, licenses and regulations pertaining to worker health and safety as well as those pertaining to the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposal of wastes and byproduct material, the decommissioning, decontamination and reclamation of mining, milling, refining and conversion sites, and other environmental matters, each of which could have a material adverse effect on the costs or the viability of a particular project.



       The Company is required to provide financial surety to state environmental agencies for plugging wells, groundwater restoration and site decommissioning, decontamination and reclamation. The Company estimates that its current restoration, decommissioning, decontamination and reclamation costs are approximately $3.7 million, which amount the Company has accrued as a liability on its financial statements. The Company satisfied its financial surety requirements imposed by environmental regulators with surety bonds totalling approximately $5.6 million at December 2, 1996, one-half of which is collateralized by the Company with cash. The Company anticipates that its future financial surety requirements will increase significantly as production from the Company's producing sites continues and as future development and production occurs at additional sites in Texas and New Mexico. The amount of the financial surety for each producing property is subject to annual review and revision by regulators. There can be no assurance that the Company will have sufficient capital to meet these future financial surety obligations.



RESERVE ESTIMATES



       While the uranium reserve estimates of the Company have been affirmed and verified by Douglas International, Inc., such uranium reserve estimates are necessarily imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable; and there can be no assurance that the indicated level of recoveries will be realized. Should the Company encounter mineralization or formations at any of its mines or projects different from those predicted by drilling, sampling and similar examinations, uranium reserve estimates may have to be adjusted and mining plans may have to be altered in a way that could adversely affect the Company's operations. Moreover, short-term operating factors relating to the uranium reserves, such as the need for sequential development of ore bodies and the processing of new or different uranium grades, may adversely affect the Company's profitability in any particular accounting period.



NEED TO REPLACE RESERVES



       The Company's producing uranium mines are, in general, characterized by a series of individual wellfields that produce at differing declining production rates. Each wellfield's production decline rate depends on ore reserve characteristics, and, in the case of the Company, varies from a steep decline rate of six months, to a relatively slow production decline rate of eighteen months. The Company's future uranium reserves and production, and therefore cash flow and income, are highly dependent upon the Company's level of success in exploiting its current reserves and acquiring or developing additional reserves. Reserves at the Company's currently producing sites are expected to be depleted in 1999, although there is the potential for developing additional wellfields at Kingsville Dome. There can be no assurance that the Company's development properties will be placed into production or that the Company will be able to continue to find and develop or acquire additional reserves.

COMPETITION



       There is global competition in the uranium industry for mineral properties, capital, customers and the employment and retention of qualified personnel. In the production and marketing of uranium concentrates there are approximately 15 major uranium-producing entities, some of which are government controlled and some of which are significantly larger and better capitalized than the Company.



       The Company competes with larger producers in Canada, Australia and Africa, as well as with other U.S. ISL producers of uranium and other producers that recover uranium as a by-product of other mineral recovery processes. The Company also expects to compete with uranium recovered from the de-enrichment of highly enriched uranium obtained from the dismantlement of U.S. and Russian nuclear weapons and sold in the market by the United States Enrichment Corporation and/or the United States Department of Energy, as well as from imports to the United States of uranium from the CIS. The amount of uranium produced by competitors or imported into the United States may have a material impact on uranium prices.



URANIUM PRICE VOLATILITY



       The Company's earnings are dependent on the price of uranium, which is determined primarily by global supply and demand and by the relationship of that price to the Company's costs of production. Historically, uranium prices have been subject to fluctuation, and the price of uranium has been and will continue to be affected by numerous factors beyond the Company's control, including the demand for nuclear power, political and economic conditions, and governmental legislation in uranium producing and consuming countries and production levels and costs of production of other producing companies. Certain of the Company's current long- and medium-term contracts have pricing mechanisms related to spot market prices. In recent years, prior to 1996, imports of uranium, including imports of uranium from the CIS, have resulted in significant downward pressure on uranium prices.



       The spot market price for uranium has strengthened appreciably since January 1995. Prices have risen from $9.65 per pound as of January 31, 1995 to $16.50 per pound as of May 31, 1996. The spot price as of January 31, 1997 was $14.25 per pound. While the current spot prices of uranium have increased to levels which exceed the Company's cost of uranium production, there is no assurance that such price level will continue to rise or remain at the current level.



URANIUM CONTRACTS PROFITABILITY



       As of September 30, 1996, the Company had contracts for delivery of an estimated 4.7 million pounds of uranium (exclusive of 270,000 pounds of Russian uranium sales made pursuant to the matched sales program) to domestic utilities from October 1, 1996 through 2002. Profitability to the Company on these deliveries will depend on the cost of producing uranium at the Company's mining properties, the Company's ability to produce uranium to meet its sales commitments and the spot market price of uranium.



LIMITED MARKET; DEPENDENCE ON A FEW CUSTOMERS



       The Company's primary source of revenue is derived from its sale of uranium to U.S. nuclear power plants. Uranium's only current commercial use is as fuel for nuclear powered reactors. Accordingly, the Company's present and potential customers are electric utilities that operate nuclear power plants. The United States is the world's largest producer of nuclear-generated electricity. As of December 1996, there were 109 nuclear units in the U.S. which generated approximately 22.5% of the country's total electricity in 1995. Currently, there are no new nuclear power plants under construction in the U.S. As of December 31, 1995, there were 363 nuclear power plants in the Western World, with 32 power plants being constructed in parts of the world other than the U.S. There can be no assurance that the Company can continue to compete successfully for such customers.



       A significant portion of the Company's contracted sales of uranium from October 1, 1996 through December 31, 2002 are represented by nine long-term contracts with eight different customers, three of which represent 26%, 15% and 13% of sales for the nine months ended September 30, 1996 and four of which represented 23%, 14%, 10% and 10% of sales for the year ended December 31, 1995. The loss of any of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company's financial condition and results of operations.



COMPETITION FROM ALTERNATIVE ENERGY SOURCES AND PUBLIC ACCEPTANCE OF NUCLEAR ENERGY



       Nuclear energy competes with other sources of energy, including oil and gas, coal and hydro-electricity. These alternative energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, gas, coal and hydro-electricity for an extended period of time, as well as the possibility of developing in the future other low cost sources for energy, have made and could continue to make nuclear power a less attractive fuel source for the generation of electricity, thus resulting in lower demand for uranium. Furthermore, the growth of the uranium and nuclear power industry beyond or maintenance at its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which have and could continue to have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.


POTENTIAL CLAIMS ARISING FROM THE BENTON BANKRUPTCY

       During 1994, the Company encountered liquidity problems that resulted in the Company entering into certain transactions with companies controlled by Oren L. Benton (the "Benton

Companies"). On February 23, 1995, Benton and various of the Benton Companies filed for protection under Chapter 11 of the Federal Bankruptcy Code (the "Benton Bankruptcy"). The Benton Bankruptcy could cause a review of certain transactions entered into by the Company with the Benton Companies. Such a review could potentially result in claims against the Company that could have a material adverse affect on the Company. The Company is unable to assess what adverse consequences, if any, might result from such review.


QUARTERLY FLUCTUATIONS IN EARNINGS

       Revenues, earnings from operations and net income for the Company can fluctuate significantly on a quarter to quarter basis during the year because of the timing of deliveries requested by its utility customers. Accordingly, operating results for any quarter or year-to-date period are not necessarily comparable and may not be indicative of the results which may be expected for future quarters or the entire year.

POTENTIAL ADVERSE IMPACT OF LOSS OF KEY PERSONNEL


       Certain of the Company's employees have significant experience in the uranium ISL mining industry. The number of individuals with ISL experience is small. The continued success of the Company is dependent upon the efforts of these key individuals, and the loss of any one or more of such persons' services could have a material adverse effect on the Company's business operations and prospects. The Company has not entered into employment contracts with or purchased key man life insurance for any of these individuals.



MINING RISKS AND INSURANCE



       The business of uranium mining generally is subject to a number of risks and hazards, including environmental hazards, industrial accidents, flooding, interruptions due to weather conditions and other acts of nature. Such risks could result in damage to or destruction of the Company's wellfield infrastructure and production facilities, as well as to adjacent properties, personal injury, environmental damage and processing and production delays, causing the Company monetary losses and possible legal liability. While the Company maintains, and intends to continue to maintain, liability, property damage and other insurance consistent with industry practice, no assurance can be given that such insurance will continue to be available, be available at economically acceptable premiums or be adequate to cover any resulting liability.



LIMITED PUBLIC FLOAT AND TRADING VOLUME OF COMMON STOCK



       As of September 30, 1996, approximately 78.3% (6,899,518 shares) of the Company's outstanding Common Stock was freely transferable without restriction in the United States. For the nine months ended September 30, 1996, the average weekly volume of trading of the Common Stock on the Nasdaq National Market was 85,666 shares. The thinly traded nature of the Company's Common Stock could result in significant adverse fluctuations in the per share price if large blocks of Common Stock were offered for sale in the trading markets.


CONTROL BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT



       Lindner Growth Fund, the Lindner Dividend Fund, and Lindner Investments (on behalf of Lindner Bulwark Fund ("Bulwark")) (collectively, the "Lindner Group") are separate series of Lindner Investments, a Massachusetts business trust that is a registered investment company, and may be deemed collectively to be a controlling stockholder and an affiliate of the Company. The Lindner Group is managed by Ryback Management Corporation ("Ryback"), an investment adviser. Ryback has discretionary authority over the shares owned beneficially by the Lindner Group, including the power to vote and dispose of such shares. Ryback also manages the accounts of third parties other than the Lindner Group who own beneficially 250,000 outstanding shares of the Company's common stock, over which Ryback has discretionary authority to vote and dispose of such shares.



       The Lindner Group owns an aggregate of 1,650,525 shares of the outstanding Common Stock or 15.3% of the outstanding Common Stock and has the right to acquire an additional 1,500,000 shares upon conversion of certain convertible debt and 1,000,000 shares upon the exercise of certain outstanding warrants. Assuming the convertible debt is fully converted and the warrants are fully exercised, the Lindner Group would own 4,150,525 shares or 38.4% of the outstanding Common Stock. In addition, the Lindner Group has the right to nominate two individuals for election to the Company's Board of Directors.



       Executive officers and directors of the Company own approximately 4.5% of the outstanding Common Stock. The Company's Option Plans provide for the acceleration of the vesting and exercisability of stock options thereunder under certain circumstances, including in the event of a change in control of the Company. In the event all such options were exercised by the Company's executive officers and directors, the Company's executive officers and directors would beneficially own approximately 15.8% of the Common Stock. Assuming the conversion of the convertible debt and the exercise of all outstanding stock options and warrants, the Company's executive officers and directors, together with the Lindner Group, would beneficially own 38.5% of the Common Stock and, therefore, could exercise substantial influence over the Company's affairs, which may have an anti-takeover effect. If the acquisition of properties from Santa Fe is consummated, Santa Fe will own 1,200,000 shares of Common Stock or 10.0% of the outstanding Common Stock. Such ownership by the Company's principal shareholders, executive officers and directors may have the effect of delaying, deferring, preventing or facilitating a change in control of the Company.



DELAWARE ANTI-TAKEOVER LAWS



       The Company is subject to Delaware statutes regulating business combinations and restricting voting rights of certain persons acquiring shares of the Company, which may hinder or delay a change of control in the Company and may have an anti-takeover effect. Such statutes may have the effect of delaying or making a change of the control of the Company more difficult to effect.



SHARES ELIGIBLE FOR FUTURE SALE



       The sale, or availability for sale, of substantial amounts of Common Stock in the public market may adversely affect the prevailing market price of Common Stock and may impair the Company's ability to raise additional capital by the sale of its equity securities. At December 31, 1996, the Company had 10,813,027 shares of Common Stock outstanding, of which 486,850 shares were held by executive officers and directors of the Company. At December 31, 1996, approximately 8,899,518 shares were freely transferable without restriction in the United States. The Company believes that the balance of such shares (approximately 1,913,509 shares) will be freely transferable without restriction in the United States subject to compliance with the provisions of Rule 144 under the Securities Act.



       In addition, at December 31, 1996, approximately 893,441 shares of Common Stock were reserved for issuance upon the exercise of outstanding options granted under the Company's Option Plans; 350,000 shares of Common Stock may be issued upon the exercise of the Non-Plan Options; 1,052,000 shares of Common Stock may be issued upon the exercise of currently outstanding warrants; and 1,500,000 shares of Common Stock may be issued upon the conversion of the convertible debt. The resale of all 3,795,441 of the foregoing shares are covered by current registration statements or are subject to the rights of the holders of the warrants or options to demand registration upon the exercise of such warrants or options. The holders of the convertible debt and of the warrants covering 1,000,000 shares also have piggyback registration rights.



       The Company's directors and executive officers, Ryback and the Lindner Group have agreed that for a period of 90 days from December 23, 1996 they will not, without the prior written consent of EVEREN Securities, Inc., directly or indirectly offer for sale, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock.


                                  THE COMPANY


       The Company was founded in 1977 to acquire, explore and develop uranium properties using the in situ leach mining process. The Company's activities are primarily concentrated in South Texas and New Mexico. The Company's principal office is located at 12750 Merit Drive, Suite #1020, Dallas, Texas 75251 and its telephone number is (972) 387-7777.


                                USE OF PROCEEDS

       The Company will not receive any of the proceeds from the sale of the Shares.

                                DIVIDEND POLICY

       The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                              SELLING STOCKHOLDERS


       The following table sets forth as of February 27, 1997, the names of the Selling Stockholders, the nature of his, her or its position, office, or other material relationship to the Company or its subsidiaries, if applicable, and the number of shares of Common Stock which such Selling Stockholders owned of record as of the date of this Prospectus. The table also sets forth the number of shares of Common Stock owned by the Selling Stockholders that are offered for sale by this Prospectus and the number of shares and percentage of the total outstanding Common Stock to be held by such Selling Stockholders assuming the sale of all the Securities offered hereby. The Company may supplement this Prospectus from time to time to disclose the names, relationships to the Company and holding of Shares of additional Selling Stockholders.


       The shares to be sold pursuant to this offering include all shares issuable to each person upon the exercise of options granted under the Plan ("Option Shares"), some of which are not exercisable as of the date hereof. Any Option Shares to be issued upon the exercise of options which are not exercisable within 60 days of the date hereof have not been included in the number of shares owned in the second column of this table.


                                                                Maximum Number
                                       Number of Shares of      of Shares to be         Common Stock to be Held
       Name and Relationship           Common Stock Owned       Sold Pursuant to       Assuming Sale of all the
         to Company if any           as of February 27, 1997     this Offering           Shares Offered Hereby
         -----------------           -----------------------    ---------------         -----------------------
                                                                                                     Percentage of
                                                                                  Number of Shares  Total Ownership
                                                                                  ----------------  ---------------
 Paul K. Willmott                          104,968(1)               240,200            19,918            *
   Chairman, Chief Executive
   Officer, President and Director

 Joe H. Card                                 6,626(2)                 7,814             3,360            *
   Senior Vice President -
 Marketing

 Richard F. Clement, Jr.                   167,653(3)                52,470           135,973           1.3%
   Senior Vice President -
   Exploration

                                                                Maximum Number
                                       Number of Shares of      of Shares to be         Common Stock to be Held
       Name and Relationship           Common Stock Owned       Sold Pursuant to       Assuming Sale of all the
         to Company if any           as of February 27, 1997     this Offering           Shares Offered Hereby
         -----------------           -----------------------    ---------------         -----------------------
                                                                                                     Percentage of
                                                                                  Number of Shares  Total Ownership
                                                                                  ----------------  ---------------
 William M. McKnight, Jr.                  265,604(4)                88,600           202,204           1.9%
   Senior Vice President -
   Operations

 Mark S. Pelizza                           161,376(5)                14,437           146,939           1.4%
   Vice President - Health,
    Safety and Enviromental
 Affairs

 Harry L. Anthony, IV                       35,388(6)                45,424             4,907            *
   Vice President - Engineering



*      Less than 1%


(1) Includes 103,968 shares that may be obtained by Mr. Willmott through the exercise of stock options which are currently exercisable. Does not include 220,182 shares that may be obtained by Mr. Willmott through the exercise of stock options exercisable more than 60 days from the date hereof.
(2) Includes 6,626 shares that may be obtained by Mr. Card through the exercise of stock options which are currently exercisable. Does not include 30,429 shares that may be obtained by Mr. Card through the exercise of stock options exercisable more than 60 days from the date hereof.
(3) Includes 35,713 shares that may be obtained by Mr. Clement through the exercise of stock options which are currently exercisable. Does not include 122,987 shares that may be obtained by Mr. Clement through the exercise of stock options exercisable more than 60 days from the date hereof.
(4) Includes 70,620 shares that may be obtained by Mr. McKnight, through the exercise of stock options which are currently exercisable or will become exercisable within 60 days. Such number does not include 63,210 shares that may be obtained by Mr. McKnight through the exercise of stock options exercisable more than 60 days from the date hereof.
(5) Includes 16,777 shares that may be obtained by Mr. Pelizza through the exercise of stock options which are currently exercisable. Does not include 14,720 shares that may be obtained by Mr. Pelizza through the exercise of stock options exercisable more than 60 days from the date hereof.
(6) Includes 34,111 shares that may be obtained by Mr. Anthony through the exercise of stock options which are currently exercisable. Does not include 33,783 shares that may be obtained by Mr. Anthony through the exercise of stock options exercisable more than 60 days from the date hereof.



                             PLAN OF DISTRIBUTION

       The Shares covered by this Prospectus are those acquired or to be acquired by the Selling Stockholders upon exercise of the Options. The distribution of the Shares by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest may be effected from time to time in one or more transactions (which may involve block transactions) on the Nasdaq National Market or in the over-the-counter market or otherwise, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or purchasers of Shares for whom they may act as agent (which compensation may be in excess of customary commissions). Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any commissions received by them may be deemed to be underwriting compensation.

       In accordance with applicable rules and regulations promulgated under the Exchange Act, any person engaged in the distribution of any of the Shares may not simultaneously engage in market activities with respect to any of the Common Stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders may be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Shares by the Selling Stockholders.

       Certain costs, expenses and fees in connection with the registration of the Securities will be borne by the Company. Commissions, discounts and transfer taxes, if any, attributable to the sales of the Shares will be borne by the Selling Stockholders, as will the costs of legal counsel for the Selling Stockholders. The Selling Stockholders have agreed to indemnify the Company, all other prospective holders of the shares registered hereby or any underwriter, as the case may be, and any of the respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the Securities pursuant to this Prospectus, including liabilities arising under the Securities Act. In addition, the Company has agreed to indemnify the Selling Stockholders, all other prospective holders of the shares registered hereby or any underwriter, as the case may be, and any of their respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the Securities pursuant to this Prospectus, including liabilities arising under the Securities Act.



                                 LEGAL MATTERS



       The validity of the Shares offered hereby will be passed upon for the Company by Baker & Hostetler LLP.


                                    EXPERTS

       The financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

       The Company's uranium reserves have been affirmed and verified by the independent geological consulting firm of Douglas International, Inc. and are included herein in reliance upon the authority of said firm as experts in such matters.

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.


       The information called for by this Item 3 appears on page 3 of this Post-Effective Amendment No. 2 to the Registration Statement No. 333-00403 on Form S-8.


ITEM 4.  DESCRIPTION OF SECURITIES.

       Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

       Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


       Not amended.


ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

       Not applicable.

ITEM 8.  EXHIBITS.


       Reference is made to the Exhibit Index that immediately precedes the exhibits filed with this Post-Effective Amendment No. 2 to the Registration Statement No. 333-00403 on Form S-8.


ITEM 9.  UNDERTAKINGS.


       Not amended.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 2 to Registration Statement No. 333-00403 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, as of this 7th day of March, 1997.




                                           URANIUM RESOURCES, INC.



                                           By:  /s/ PAUL K. WILLMOTT
                                              --------------------------------





       Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement No. 333-00403 has been signed by the following persons in the capacities and as of the dates indicated.



             Signature                                 Title                   Date
             ---------                                 -----                   ----

      /s/ PAUL K. WILLMOTT                         Chief Executive Officer,    March 7, 1997
--------------------------------------               President and Director
          Paul K. Willmott                           (Principal Executive
                                                     Officer)

    * /s/ THOMAS H. EHRLICH                        Chief Financial Officer     March 7, 1997
--------------------------------------               (Principal Financial
          Thomas H. Ehrlich                          and Accounting Officer)

    * /s/ LELAND O. ERDAHL                         Director                    March 7, 1997
--------------------------------------
          Leland O. Erdahl

    * /s/ GEORGE R. IRELAND                        Director                    March 7, 1997
--------------------------------------
          George R. Ireland

    * /s/ JAMES B. TOMPKINS                        Director                    March 7, 1997
--------------------------------------
          James B. Tompkins

*By:  /s/ PAUL K. WILLMOTT
    ----------------------------------
           Paul K. Willmott
         As power of attorney

                               INDEX TO EXHIBITS



    Exhibit                                                                       Sequentially
    Number                   Description                                         Numbered Page
    -------                  -----------                                         -------------
      4.1*       Amended and Restated Employees' Stock Option Plan (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-8 of Uranium Resources, Inc., Registration No. 33-
                 00403, pursuant to Rule 411(c) promulgated under the Securities
                 Act of 1933).

      4.2*       Article 4 of the Certificate of Incorporation of the Registrant
                 (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-8 of Uranium Resources, Inc.,
                 Registration No. 33-00403, pursuant to Rule 411(c) promulgated under the Securities Act of 1933.

      5.1*       Opinion of Baker & Hostetler.

     23.1        Consent of Arthur Andersen LLP.
     23.2*       Consent of Baker & Hostetler -- included in Exhibit 5.1.

     23.3        Consent of Independent Geological Consultants.



------------------------------------



*  Previously filed.